UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Deswell Industries, Inc.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

250639 10 1

(CUSIP Number)

Carrie Leahy

Bodman PLC

201 S. Division, Suite 400

Ann Arbor, MI 48104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 250639 10 1

1.	Names of Reporting Persons. Richard Pui Hon Lau
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,949,345
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,949,345
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18.1%
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the statements on the Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by Mr. Richard Pui Hon Lau (“Mr. Lau”) with the Securities and Exchange Commission (the “Commission”) on May 30, 2014 and the Amendment No. 2 to Schedule 13D filed by Mr. Lau with the Commission on July 29, 2014 (“Amendment No. 2” and, collectively with Amendment No. 1, the “Amendments”), each with respect to the common shares without par value (“Common Shares”) of Deswell Industries, Inc., a company organized under the laws of the British Virgin Islands (the “Company”).

The percentage calculations in the above cover page, and as set forth below, are based on a total outstanding number of Common Shares of the Company of 16,256,239. Such number represents 16,056,239 outstanding Common Shares of the Company, such number as provided by the Company as of June 30, 2014, plus the 200,000 Common Shares immediately exercisable by Mr. Lau under the Stock Option (as defined in Item 3).

Except as set forth herein, the Amendments remain unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Amendment No. 2 is amended and restated in its entirety as follows:

The Common Shares of the Company acquired by Mr. Lau prior to the filing of Amendment No. 1 on May 30, 2014 were acquired by use of private funds and the exercise of employee stock options granted to Mr. Lau pursuant to the Company’s 2001 Stock Option Plan and the Company’s 2003 Stock Option Plan (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010, the “2003 Option Plan”). Since July 29, 2014, Mr. Lau has acquired additional Common Shares pursuant to certain open market transactions completed by Mr. Lau by use of private funds. In addition, on July 30, 2014, Mr. Lau was granted an immediately exercisable option to purchase up to 200,000 Common Shares pursuant to the 2003 Option Plan (the “Stock Option”). As of the date hereof, Mr. Lau has not exercised the Stock Option, in whole or in part.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amendment No. 2 is hereby amended and restated in its entirety as follows:

(a – b) As a result of (1) the open market purchases consummated by Mr. Lau since July 29, 2014 and (2) the grant of the Stock Option, as of the date hereof Mr. Lau beneficially owns 2,949,345 Common Shares. Such shares consist of 2,749,345 Common Shares held of record by Mr. Lau and an immediately exercisable option to purchase up to 200,000 Common Shares. Such holdings represent 18.1% of the Common Shares. Mr. Lau has sole power to vote and dispose of all Common Shares held of record by Mr. Lau as of the date hereof, and upon exercise of any of portion of the Stock Option, would have sole power to vote and dispose of any Common Shares so acquired.

(c) Mr. Lau has individually engaged in and effected the following open market purchases of Common Shares in the past sixty (60) days:

Purchase Date	Number of Shares Purchased	Purchase Price
August 5, 2014	11,927	$2.10
August 5, 2014	4,871	$2.09
August 5, 2014	4,000	$2.07
August 6, 2014	6,197	$2.14
August 7, 2014	3,900	$2.15
August 8, 2014	500	$2.15
August 11, 2014	200	$2.14
August 12, 2014	6,651	$2.17
August 13, 2014	10,202	$2.18
August 14, 2014	9,758	$2.18
August 15, 2014	9,507	$2.20
August 15, 2014	500	$2.20
August 18, 2014	20,000	$2.20

August 19, 2014	1,800	$2.20
August 26, 2014	1,600	$2.20
August 28, 2014	900	$2.19
August 28, 2014	2,450	$2.18
August 28, 2014	100	$2.17
August 29, 2014	300	$2.20
August 29, 2014	939	$2.19
September 2, 2014	5,041	$2.20
September 22, 2014	400	$2.23

On July 30, 2014, the Stock Option was granted to Mr. Lau.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Lau has been granted the Stock Option pursuant to the 2003 Stock Plan. The 2003 Stock Plan, as previously filed with the Commission and included herewith as Exhibit 99.1, is incorporated by reference.

Item 7. Exhibits.

Exhibit No.	Description
99.1	2003 Stock Option Plan of the Company (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6-K on August 16, 2010).

SIGNATURE

After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

/s/ Richard Pui Hon Lau
Richard Pui Hon Lau

Date: September 29, 2014

EXHIBIT INDEX

Exhibit No.	Description
99.1	2003 Stock Option Plan of the Company (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010) (incorporated by reference to Annex A to the Company’s Proxy Statement furnished to the SEC on Form 6-K on August 16, 2010).